TUNGRAY TECHNOLOGIES INC

March 9, 2023

Mr. Kyle Wiley, Staff Attorney
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Tungray Technologies Inc Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted February 7, 2023 CIK No. 0001943444

Dear Mr. Wiley:

This letter is in response to the letter dated February 22, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed Tungray Technologies Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Results of Operations, page 90

1.	We note your response to prior comment 7. We also note you indicate that your ability to grow the number of customers and average revenue per customer are key indicators of the growth of your business and future business opportunities. Please tell us whether you use average revenue per customer, in addition to number of customers, as a key metric to evaluate your business. If so, please expand your results of operations to discuss the impact of changes in the number of customers versus annual revenue per customer and any trends in this regard.

Response: In response to the Staff’s comment, the Company uses average revenue per customer, in addition to number of customers, as key metrics to evaluate its business. The Company has revised the discussion in regards to the Management’s Discussion and Analysis of Financial Condition on pages 91 and 94 to expand its discussion in the impact of the changes in the number of customers versus annual revenue per customer and any trends on its results of operations.

Related Party Transactions
Material Transactions with Related Parties, page 147

2.	We note your response to prior comment 9. We also note that you identify Wanjun Yao, your Chief Executive Officer, as the major shareholder in your financial statements. Please revise to disclose in the forefront of this section that Mr. Yao is the major shareholder referenced here or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 147 of the Registration Statement.

Underwriting
Lock-up Agreements, page 177

3.	We note that you and each of your directors, officers, and holders of 5% or more of your Ordinary Shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer, or dispose of any of your Ordinary Shares or securities convertible into or exercisable or exchangeable for your Ordinary Shares. Please briefly identify the “certain exceptions.”.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 178 of the Registration Statement to disclose the exceptions to the lock-up agreement between the underwriter and the Company and between the underwriter and the Company’s directors, officers, and certain shareholders.

Change in Registrant’s Certifying Accountant, page 186

4.	Please file as an exhibit to your filing a letter from Friedman LLP addressed to the Commission stating whether it agrees with your statements made on page 186 and, if not, stating the respects in which it does not agree pursuant to Item 16F(a)(3) of Form 20-F.

Response: In response to the Staff’s comment, the Company submitted Exhibit 8.3 along with the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Jinhua (Anna) Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

By:	/s/Wanjun Yao
Wanjun Yao
Chief Executive Officer

cc: Jinhua (Anna) Wang, Esq.

Robinson & Cole LLP